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                                                         Exhibit 99(a)(5)(xiii)

                       [LETTERHEAD OF SCHIFFRIN & BARROWAY, LLP]

                                              March 17, 2002

VIA FACSIMILE
-------------
Alan J. Stone, Esq.                               James Brandt, Esq.
Morris, Nichols, Arsht & Tunnell                  Latham & Watkins
1201 N. Market Street                             885 Third Avenue, Suite 1000
P.O. Box 1347                                     New York, NY 10022
Wilmington, DE 19899

     Re: FERRARI V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19419NC; BEHR V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19420NC; SUMMER V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19421NC; SUSSER V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19422NC; REYNOLDS V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19423NC; ROTHSTEIN V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19424NC; ROVNER V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19425NC; BURUCHA LLC V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A.
          No. 19426NC;
          PEZZELLO V. TRAVELOCITY.COM, INC. ET AL., Del. Ch. C.A. No. 19427NC; ROBBINS V. TRAVELOCITY.COM, INC. ET AL., Dist. Ct. Tarrant County, Texas No. 1719154702;
          TAMBURRO V. MISUNAS ET AL., Dist. Ct. Tarrant County, Texas, No. 1719163002

Dear Counsel:

      This letter will confirm that the parties have reached an agreement in principle to settle the above-referenced actions (the "Actions") subject to the following terms and conditions:

      1. Defendant Sabre Holdings Corporation ("Sabre") has agreed to increase the consideration offered in its tender offer for the shares of common stock of Travelocity.com, Inc. ("Travelocity") that it does not already own from $23.00 per share in cash to an amount not less than $28.00 per share in cash (the "Revised Offer").


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Alan J. Stone, Esq.
James Brandt, Esq.
March 17, 2002
Page 2



      2. Defendants acknowledge that the Actions were a material factor in Sabre's decision to make the Revised Offer. The offer by Sabre to make the Revised Offer was contingent upon plaintiffs' agreement to settle the Actions (including dismissal of the above-captioned Texas actions) in exchange for the increase in the consideration. The agreement to settle the Actions on these terms was the result of arms' length negotiations between Plaintiffs' counsel and counsel for Sabre.

      3. Defendants shall provide Plaintiffs' counsel with such document production and other discovery as is reasonably necessary to confirm the fairness and adequacy of the settlement (the "Settlement") contemplated herein.

      4. Defendants have agreed to pay Plaintiffs' counsel attorneys' fees and out-of-pocket expenses in an aggregate amount not to exceed $1,900,000.00

      5. The parties to the Actions will use their reasonable efforts to agree upon and expeditiously execute an appropriate stipulation of settlement and such other documentation as may be required in order to obtain final Court approval of the Settlement.

      6. Defendants shall assume the administrative responsibility of providing notice to members of the Class in accordance with the scheduling order, and shall pay all costs and expenses incurred in providing class notice.

      7. The Settlement is contingent upon the recommendation by the special committee of acceptance of the Revised Offer, execution of definitive settlement documentation and court approval, including the certification of a class of all Travelocity shareholders.



                                                    Very truly yours,

                                                    SCHIFFRIN & BARROWAY, LLP

                                                    By: /s/ Marc A. Topaz
                                                        -----------------------
                                                        Marc A. Topaz

cc: Nadeem Faruqi, Esq.
    Jonathan Plasse, Esq.
    Darren Robbins, Esq.
    Michael R. Fischer, Esq.
    Kalama M. Lui-Kwan, Esq.